1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com

STEPHEN H. BIER stephen.bier@dechert.com +1 212 698 3889 Direct +1 202 261 3092 Fax

June 7, 2017
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, D.C. 20549

Re:	Muzinich Capital, Inc.
Registration Statement on Form 10-12G
File No. 000-55524
Ladies and Gentlemen:
Muzinich Capital, Inc. (the "Company") hereby respectfully requests the withdrawal, effective as of the date hereof, of the Company's Registration Statement on Form 10-12G (File No. 000-55524), together with all exhibits thereto, filed with the Securities and Exchange Commission (the "Commission") on December 29, 2015 (the "Registration Statement"). None of the Company's securities have been sold or otherwise distributed pursuant to the Registration Statement.

It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Company receives notice from the Commission that this application will not be granted.

Should you have questions regarding this application, please do not hesitate to contact the undersigned at 212.698.3889 or Richard Horowitz at 212.698.3525.

Very truly yours,

/s/ Stephen H. Bier
Stephen H. Bier